August 6, 2010

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jeffrey P. Riedler, Assistant Director
Karen Ubell

Re:	Pain Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-164648

Acceleration Request

Requested Date: August 10, 2010
Requested Time: 5:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pain Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-164648) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Re: Pain Therapeutics, Inc.

August 6, 2010

We request that we be notified of the effectiveness of the Registration Statement by telephone to Gavin McCraley, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 565-3854. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Gavin McCraley via facsimile at (650) 493-6811 and via email at gmccraley@wsgr.com.

Sincerely,

PAIN THERAPEUTICS, INC.

By:	/s/ Peter S. Roddy
Peter S. Roddy Vice President and Chief Financial Officer

cc:	Remi Barbier,
President, Chief Executive Officer and Chairman of the Board of Directors
Michael J. O’Donnell
Gavin McCraley